ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 24, 2020	Nathan Somogie
T +1 617 951 7326
nathan.somogie@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Fund, LLC (the “Fund”)

(File Nos. 811-22973 and 333-238184)

Dear Ms. Vroman-Lee:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on June 3, 2020 relating to Amendment No. 14 to the registration statement of the Fund on Form N-2 (the “Registration Statement”), filed with the Commission on May 12, 2020 pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended. The Staff’s comments are summarized below and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

1.	Comment: Please include the undertaking in Item 34.1 of Form N-2 in the Fund’s next post-effective amendment filing. If the Fund does not believe the undertaking is applicable, please explain why.

Response: The Fund respectfully notes that Form N-2, as amended in SEC Release No. IC-33836, takes effect on August 1, 2020. The Fund is considering the Staff’s comment and will assess the appropriateness of the Fund making the undertaking in a future post-effective amendment.

2.

Comment: Please reconcile the Fund’s fee table with the Fund’s financial highlights, or explain why the fee table in the Registration Statement discloses a waiver amount for each class that differs from the waiver amount shown in the financial highlights in the Registration Statement for each such class.

Response: The requested change to the fee table has been made.

3.

Comment: The Registration Statement states that “the Adviser anticipates that it will take up to 6 months to invest all or substantially all of the proceeds from a sale of Units in accordance with the Master Fund’s investment objective and policies.” The Staff notes that Guide 1 of Form N-2 generally requires a closed-end fund to use proceeds within three months, six months at the latest, and that if the fund expects the investment period to exceed three months, the reasons for the expected delay should be stated. Please confirm the Fund adheres to this guidance.

Response: The Fund has modified its disclosure to state that the Adviser anticipates that it may take up to 3 months to invest all or substantially all of the proceeds from a sale of Units in accordance with the Master Fund’s investment objective and policies.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 951-7326.

Very truly yours,

/s/ Nathan D. Somogie

Nathan D. Somogie, Esq.

cc:	Mark J. Duggan, AMG Funds LLC

Kara Zanger, Pantheon Ventures

Gregory C. Davis